UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Amendment No. ____)

Under the Securities Exchange Act of 1934


Pro-Dex, Inc.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

74265M106
(CUSIP Number)


September 30, 2004
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 74265M106	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person	Glacier Asset Management, L.L.C
	IRS Identification No. of Above Person	33-0931437

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				455,300

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				455,300

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	455,300

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.1%

12	Type of Reporting Person*

	OO, IA


CUSIP No. 74265M106	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person	Glacier Partners
	IRS Identification No. of Above Person	56-2058405

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		California

			5	Sole Voting Power

				455,300

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				455,300

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	455,300

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.1%

12	Type of Reporting Person*

	HC, PN


CUSIP No. 74265M106	SCHEDULE 13G	Page 4 of 7


1	Name of Reporting Person	H. Peter Castellanos
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				465,300

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				465,300

		8	Shared Dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	465,300

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	5.2%

12	Type of Reporting Person*

	OO, IN


 CUSIP No. 74265M106	SCHEDULE 13G	Page 5 of 7


Item 1(a).	Name of Issuer.

	Pro-Dex, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	151 E. Columbine Avenue, Santa Ana, California 92707

Item 2(a).	Names of Persons Filing.

	Glacier Asset Management, L.L.C., Glacier Partners, and H.
Peter Castellanos.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The office address for Glacier Asset Management, L.L.C.,
Glacier Partners, and H. Peter Castellanos is 501 Chapala
Street, Suite D, Santa Barbara, CA 93101

Item 2(c).	Citizenship.

	Glacier Asset Management, L.L.C. is a California limited liability company, Glacier Partners is a California limted partnership, and H. Peter Castellanos is a United States citizen.

Item 2(d).	Title of Class of Securities.

	Common stock, no par value

Item 2(e).	CUSIP Number.

	74265M106

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).


CUSIP No. 74265M106	SCHEDULE 13G	Page 6 of 7

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of page two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Glacier Asset Management, L.L.C. is deemed to be the beneficial owner of the number of securities reflected in Item 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Glacier Asset Management, L.L.C. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. H. Peter Castellanos is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 on page four (4) of this Schedule 13G pursuant to his ownership interest in Glacier Asset Management, L.L.C. (455,300) and securties held in his personal accounts(10,000).

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.


CUSIP No. 74265M106	SCHEDULE 13G	Page 7 of 7

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, Glacier Asset Management, L.L.C., Glacier Partners, and H. Peter Castellanos certify that, to the best of their knowledge and belief, the securities referred to above on page two (2), three (3), and four(4) respectively, of this
Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:	October 27, 2004

	Glacier Asset Management, L.L.C.,



	/s/ H. Peter Castellanos
	_____________________________
	By:  H. Peter Castellanos
	its: Managing Member

DATED:	October 27, 2004

	Glacier Partners



	/s/ H. Peter Castellanos
	_____________________________
	By:  H. Peter Castellanos, managing member
	of its general partner

DATED:	October 27, 2004

	H. Peter Castellanos



	/s/ H. Peter Castellanos
	_____________________________
	By:  H. Peter Castellanos